Exhibit (e)(9)

EMPLOYMENT AGREEMENT

(John Lamson)

EMPLOYMENT AGREEMENT (the “Agreement”) dated August 10, 2009 by and between First Advantage Corporation (the “Company”) and John Lamson (the “Executive”).

The Company desires to employ Executive and to enter into an agreement embodying the terms of such employment;

Executive desires to accept such employment and enter into such an agreement;

In consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 8 of this Agreement, Executive shall be employed by the Company for a period commencing on August 10, 2009 and ending on December 31, 2011 (the “Employment Term”) on the terms and subject to the conditions set forth in this Agreement; provided, however, that commencing with December 31, 2011 and on each December 31st thereafter (each an “Extension Date”), the Employment Term shall be automatically extended for an additional one-year period, unless the Company or Executive provides the other party hereto 60 days prior written notice before the next Extension Date that the Employment Term shall not be so extended.

2. Position.

a. During the Employment Term, Executive shall serve as the Company’s Chief Financial Officer and Principal Accounting Officer. In such position, Executive shall have such duties and authority as shall be determined from time to time by the Board of Directors of the Company (the “Board”) and the Chief Executive Officer of the Company. Executive’s principal place of employment shall be in the St. Petersburg, Florida metropolitan area.

b. During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Sections 10 and 11.

3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $375,000, payable in regular installments in accordance with the Company’s usual payment practices. Executive’s base salary shall be subject to adjustment by the compensation committee of the Board (the “Committee”), as may be determined from time to time by the Committee in its discretion; provided that, Executive’s base salary may not be decreased below the initial base salary amount set forth above, other than in connection with a general reduction in base salary which affects all members of the Company’s senior management team proportionately. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”

4. Annual Bonus. With respect to each full fiscal year during the Employment Term, Executive shall be eligible to earn an annual bonus award (an “Annual Bonus”) under the Company’s annual incentive program (or any successor arrangement) on such terms and conditions, and in such amounts, if any, as determined in the sole discretion of the Committee.

5. Long Term Incentive Compensation. During the Employment Term, Executive shall be entitled to participate in the Company’s long-term incentive compensation plan (or any successor arrangement) on such terms and conditions as may be determined by the Committee.

6. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company’s employee benefit plans as in effect from time to time (collectively “Employee Benefits”), on the same basis as those benefits are generally made available to other senior executives of the Company.

7. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies.

8. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either party at any time and for any reason; provided that Executive will be required to give the Company at least 60 days advance written notice of any resignation of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 8 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates.

a. By the Company With Cause or By Executive Resignation Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company with Cause (as defined below) and shall terminate automatically upon Executive’s resignation without Good Reason (as defined in Section 8(c)); provided that Executive will be required to give the Company at least 60 days advance written notice of a resignation without Good Reason.

(ii) For purposes of this Agreement, “Cause” shall mean (A) Executive’s continued failure substantially to perform Executive’s duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Company to Executive of such failure, (B) dishonesty in the performance of Executive’s duties hereunder, (C) an act or acts on Executive’s part constituting, or plea of guilty or nolo contendere to a crime constituting, (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude, (D) Executive’s willful malfeasance or willful misconduct in connection with Executive’s duties hereunder or any act or omission which is injurious to the financial condition or business reputation of the Company or any of its subsidiaries or affiliates or (E) Executive’s breach of Sections 10 or 11 of this Agreement.

(iii) If Executive’s employment is terminated by the Company with Cause, or if Executive resigns without Good Reason, Executive shall be entitled to receive:

(A) the Base Salary through the date of termination, payable in accordance with the Company’s usual payment practices;

(B) any Annual Bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, paid in accordance with Section 4 (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Company);

(C) reimbursement, within 60 days following submission by Executive to the Company of appropriate supporting documentation) for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; provided that claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date of Executive’s termination of employment; and

(D) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company (the amounts described in clauses (A) through (D) hereof being referred to as the “Accrued Obligations”).

Following such termination of Executive’s employment by the Company with Cause or resignation by Executive without Good Reason, except as set forth in this Section 8(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any twenty-four (24) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Executive shall be final and conclusive for all purposes of this Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Obligations; and

(B) a pro-rata portion of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to Section 4 hereof in such year based upon the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment, payable when such Annual Bonus would have otherwise been payable to Executive pursuant to Section 4 had Executive’s employment not terminated (the “Pro-Rata Bonus”).

Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 8(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Company Without Cause or Resignation by Executive With Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company without Cause or by Executive’s resignation with Good Reason.

(ii) For purposes of this Agreement, “Good Reason” shall mean:

(A) Base Salary Reduction. The failure of the Company to pay or cause to be paid Executive’s Base Salary, when due hereunder or reduction in Executive’s Base Salary (other than as a result of an across the board reduction proportionately affecting substantially all other senior executive officers of the Company);

(B) Substantial Diminution in Position, Authority or Responsibilities. Any substantial diminution in Executive’s position, authority or responsibilities from those described herein, provided that:

(1) Except as provided in subclause (2) below, a change in position, authority or responsibilities that results directly from the Company becoming a subsidiary or division of another entity or otherwise ceasing to be a publicly traded company shall not, itself, constitute “Good Reason”; and

(2) Following a Qualifying Corporate Transaction, a substantial diminution in Executive’s position, authority or responsibilities shall be deemed to occur if, as a result of such transaction (or the transactions contemplated in connection therewith) the Company becomes a direct or indirect subsidiary or division of an operating entity with the same or similar lines of business as the Company and if Executive is not provided a position, authorities or responsibilities, substantially similar to his position, authority or responsibilities with the Company, with respect to the parent operating entity resulting from such Qualifying Corporate Transaction; or

(C) Relocation. Any relocation of Executive’s principal place of employment to more than 50 miles from Executive’s principal place of employment as described in Section 2(a);

provided that any of the events described in clauses (A), (B), or (C) of this Section shall constitute Good Reason only if the Company fails to cure such event within 30 days after receipt from Executive of written notice of the event which constitutes Good Reason; provided, further, that “Good Reason” shall cease to exist for an event on the 30th day following the later of its occurrence or Executive’s knowledge thereof, unless Executive has given the Company written notice thereof prior to such date.

For the purposes of this Agreement, a “Qualifying Corporate Transaction” shall mean either (x) a “Change in Control” (as defined in the Company’s 2003 Incentive Compensation Plan (as amended from time to time)) or (y) other corporate transaction or reorganization pursuant to which the Company becomes a controlled, non-public subsidiary or division of another entity (excluding for purposes of clauses (x) and (y) any transaction involving The First American Corporation or any of its affiliates or successors).

(iii) If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns with Good Reason, Executive shall be entitled to receive:

(A) the Accrued Obligations; and

(B) subject to Executive’s continued compliance with the provisions of Sections 10 and 11 and execution, within 30 days after the date of Executive’s termination of employment, and non-revocation of a general release of claims against the Company and its affiliates:

(1) continued payment of fifty percent (50%) of the Base Salary in accordance with the Company’s normal payroll practices, as in effect on the date of termination of Executive’s employment, until eighteen months after the date of such termination; provided that the aggregate amount described in this sub-clause (1) shall be reduced by the present value of any other cash severance or termination benefits (other than pension or supplemental pension benefits) payable to Executive under any other plans, programs or arrangements of the Company or its affiliates,

(2) the Pro-Rata Bonus, and

(3) to the extent Executive elects COBRA continuation coverage under Section 4980B of the Code (or under any replacement or successor provision of United States tax law (“COBRA”)) with respect to the Company’s group health plan(s) for which Executive was eligible immediately prior to the date of Executive’s termination of employment, Executive and Executive’s spouse and eligible dependents (to the extent covered immediately prior to such termination) shall continue to be eligible to participate in such group health plan(s) pursuant to COBRA commencing on the date of Executive’s termination of employment with the Company and ending on the earlier to occur of (x) eighteen months following the date of Executive’s termination of employment with the Company and (y) the date Executive is or becomes eligible for coverage under the group health plan(s) of another employer, at the same premium cost as is generally applicable to actively employed executives of the Company (such period, the “Continued Coverage Period”). Such coverage shall be without prejudice to Executive’s statutory rights under COBRA, provided that the COBRA health care continuation coverage period shall run concurrently with the Continued Coverage Period.

Following Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation with Good Reason, Executive shall also be eligible to receive the “Non-Compete Payments” (described below), and, except as set forth in this Section 8(c)(iii) or in Section 9, Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d. Expiration of Employment Term.

(i) Election Not to Extend the Employment Term. In the event either party elects not to extend the Employment Term pursuant to Section 1, unless Executive’s employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 8, Executive’s termination of employment hereunder shall be deemed to occur on the close of business on the day immediately preceding the next scheduled Extension Date and Executive shall be entitled to receive the Accrued Obligations.

Following such termination of Executive’s employment hereunder as a result of either party’s election not to extend the Employment Term, except as set forth in this Section 8(d)(i), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(ii) Continued Employment Beyond the Expiration of the Employment Term. Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or the Company; provided that the provisions of Sections 9, 10 and 11 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

e. Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 13(j) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

9. Non-Compete Payment.

a. If Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability) or if Executive resigns with Good Reason, the Company agrees to make continued payments to Executive of fifty percent (50%) of the Base Salary (the “Non-Compete Payments”) in accordance with the Company’s normal payroll practices, as in effect on the date of termination of Executive’s employment, until the earlier to occur of (x) eighteen months after the date of such termination or (y) Executive’s failure to comply with the provisions of Section 9(b) or 9(c).

b. In consideration for the Non-Compete Payments, for a period of eighteen months following the date Executive ceases to be employed by the Company (the “Non-Compete Payment Period”), Executive agrees not to, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Company, the business of any client or prospective client:

(i)	with whom Executive had personal contact or dealings on behalf of the Company during the one year period preceding Executive’s termination of employment;

(ii)	with whom employees reporting to Executive have had personal contact or dealings on behalf of the Company during the one year immediately preceding the Executive’s termination of employment; or

(iii)	for whom Executive had direct or indirect responsibility during the one year immediately preceding Executive’s termination of employment.

c. During the Non-Compete Payment Period, and in consideration for the Non-Compete Payments, Executive agrees not to directly or indirectly:

(i)

engage in any business that competes with the risk mitigation and business solutions business of the Company, including any or all of Lender Services, Data Services, Employer Services, Multifamily Services or Investigative and Litigation Support Services (each as described in the Company’s most recent annual report of Form 10K) or any other material business of the Company or its affiliates (including, without limitation, businesses which the Company or its affiliates have specific plans to conduct in the future and as to which Executive is aware of such planning) in any geographical area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services (a “Competitive Business”);

(ii)	enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii)	acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iv)	interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Company or any of its affiliates, customers, clients, suppliers, partners, members or investors.

d. Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

e. Notwithstanding anything in this Section 9 to the contrary, Executive may request (1) a statement from the Company that clarifies whether the Board (in its reasonable determination) believes any activity or proposed activity would be deemed non-compliant with Section 9(b) or 9(c) and/or (2) a waiver from the Company with regard to any such activity or proposed activity by providing written notice of any such request to the Company’s Chief Legal Officer or General Counsel. Upon receipt of any such written notice, the Company’s Chief Legal Officer or General Counsel shall confer with the Board regarding such request and make reasonable efforts to respond to Executive within 15 days of receipt of such notice whether the Board (in its reasonable determination) believes any activity or proposed activity would violate any of the provisions contained in this Section and/or whether a waiver from the Company of any of the provisions contained in this Section will be granted to Executive.

10. Non-Competition; Non-Solicitation; Non-Disparagement.

a. Except as expressly provided for herein, during the Employment Term, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly, engage in any activity described in Section 9(b) or 9(c) above.

b. During the Employment Term and, for a period of eighteen months following the date Executive ceases to be employed by the Company (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(i)	solicit or encourage any employee of the Company or its affiliates to leave the employment of the Company or its affiliates; or

(ii)	hire any such employee who was employed by the Company or its affiliates as of the date of Executive’s termination of employment with the Company or who left the employment of the Company or its affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Company.

c. During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Company or its affiliates any consultant then under contract with the Company or its affiliates.

d. Executive agrees that he shall not make, or cause to be made, any statement or communicate any information (whether oral or written) that disparages or reflects negatively on the Company or any of its directors, officers, agents or employees. Similarly, the Company agrees that it shall instruct its directors, senior executive officers and other individuals authorized to make official communications on the Company’s behalf not to make, or cause to be made, any statement or communicate any information (whether oral or written) that disparages or reflects negatively on Executive. Nothing in this paragraph shall prevent either party from testifying truthfully in any judicial process.

e. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 10 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

11. Confidentiality; Intellectual Property.

a. Confidentiality.

(i) Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

(ii) “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

(iii) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

b. Intellectual Property.

(i) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.

(ii) If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.

(iii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.

(iv) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(v) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

(vi) The provisions of Section 11 shall survive the termination of Executive’s employment for any reason.

12. Remedies.

a. The Company’s exclusive remedy for Executive’s failure to comply with any of the provisions of Sections 9(b) or 9(c) shall be cessation of any remaining Non-Compete Payments.

b. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 10 or 11 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

13. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of laws principles thereof.

b. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f. Set Off; Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall, to the extent permitted by law, be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be obligated to mitigate the amount of severance payments payable hereunder by seeking other employment, or otherwise, nor shall the amounts payable to Executive hereunder be reduced by compensation earned by Executive by any subsequent employer (except as expressly so provided herein).

g. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Internal

Revenue Code of 1986, as amended (the “Code”) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Committee, that does not cause such an accelerated or additional tax. For purposes of Section 409A of the Code, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section 409A of the Code, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with the Company Group within the meaning of Section 409A. To the extent any reimbursements or in-kind benefits due to Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 13(g); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto.

h. Limitations on Certain Payments.

(i) Notwithstanding any other provision of this Agreement, in the event it is determined, based upon the advice of a nationally recognized accounting firm selected by the Company, that all or part of the compensation or benefits paid to Executive in connection with a change of control of the Company would constitute “parachute payments” (within the meaning of Code Section 280G(b)(2)), then the amount of any severance benefits otherwise provided to Executive hereunder and the amount of any other benefits provided to Executive under any other arrangement with the Company or its affiliates will be reduced to the extent necessary so that no such payments shall constitute parachute payments (but not below zero); provided that no such reduction shall be applied if it is determined that, without such reduction, Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than would be retained by Executive, on a net after tax basis, after giving effect to such reduction.

(ii) If the determination made pursuant to clause (i) of this Section 13(h) results in a reduction of the payments that would otherwise be paid to Executive except for the application of clause (i) of this Section 13(h), then the reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of equity-based awards (if applicable); reduction of employee benefits. In the event that acceleration of vesting of equity-based awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Executive’s equity-based award.

(iii) As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company which should not have been made under clause (i) of this Section 13(h) (“Overpayment”) or that additional payments which are not made by the Company pursuant to clause (i) of this Section 13(h) should have been made (“Underpayment”). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to Executive which Executive shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code. In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

i. Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

j. Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

First Advantage Corporation

12395 First American Way

Poway, California 92064

Attention: Office of General Counsel/Chief Legal Officer

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

k. Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

l. Prior Agreements. This Agreement supercedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates, provided that (i) any Employee Benefits provided to Executive by the Company and (ii) any agreements and understandings between Executive and The First American Corporation shall in no way be affected by this Agreement.

m. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement.

n. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

o. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

FIRST ADVANTAGE CORPORATION		JOHN LAMSON

/s/ Anand Nallathambi		/s/ John Lamson

By:	Anand Nallathambi
Title:	President and CEO